Ex 17.1

                                  [LETTERHEAD]
                 Reclamation Consulting And Applications, Inc.

June 21, 2005

Board of Directors
RCAI
23832 Rockfield Blvd.,Suite 275
Lake Forest, CA 92630

Re: Resignation as Director of Reclamation Consulting and Applications, Inc.

Dear Sirs:

I, Paul Petit, as of this 21st day of June 2005, hereby resign as a director of Reclamation Consulting and Applications, Inc. for personal reasons.

Sincerely,

/s/ Paul Petit
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Paul Petit